NOTICE OF MEETING

AND

INFORMATION CIRCULAR

for the 2025 Annual General Meeting of the

Shareholders of

AUSTIN GOLD CORP.

Dated as of March 19, 2025

AUSTIN GOLD CORP.

9th Floor, 1021 West Hastings Street

Vancouver, BC, Canada V6E 0C3

Tel: (604) 644-6579

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of the shareholders of Austin Gold Corp. (the "Company") will be held at 15th Floor, 1111 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2J3 on Wednesday, May 7, 2025, at 11:30 a.m. (Pacific Time) for the following purposes:

(a) to receive the audited consolidated financial statements of the Company for the fiscal years ended December 31, 2024, 2023 and 2022, together with the auditors' report thereon;

(b) to fix the number of directors at five for the ensuing year;

(c) to elect directors for the ensuing year as described in the Information Circular (defined below) accompanying this Notice;

(d) to re-appoint Manning Elliott LLP as the Company's auditors for the ensuing year at a remuneration to be fixed by the directors;

(e) to transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the Information Circular (the "Information Circular") accompanying this notice. The audited consolidated financial statements and related management's discussion and analysis ("MD&A") for the Company for the financial years ended December 31, 2024, 2023 and 2022 have already been mailed to those shareholders who have previously requested to receive them. Otherwise, they are available upon request to the Company's transfer agent as discussed below, or they can be found under the Company's profile on the System for Electronic Data Analysis and Retrieval + ("SEDAR+") at www.sedarplus.ca (Canada) and on the EDGAR section of the Securities and Exchange Commission ("SEC") website at www.sec.gov (United States), or on the Company's website at www.austin.gold.

The Board of Directors of the Company has by resolution fixed the close of business on March 18, 2025 as the record date for the Meeting, being the date for the determination of the registered holders of common shares of the Company entitled to notice of and to vote at the Meeting and any adjournment(s) thereof.

As described in the "notice-and-access" notification mailed to shareholders of the Company, the Company has opted to deliver its Meeting materials to shareholders by posting them on its website at https://www.austin.gold/agm/ and under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The use of this alternative means of delivery is more environmentally friendly and more economical as it reduces the Company's paper and printing use and thus reduces the Company's printing and mailing costs. The Meeting materials will be available on the Company's website for one full year.

Shareholders who wish to receive paper copies of the Meeting materials prior to the Meeting may request copies from the Company's transfer agent Endeavor Trust Corporation no later than April 28, 2025 by emailing proxy@endeavortrust.com or calling toll-free 1-888-787-0888. The Meeting materials can also be accessed under the Company's profile at www.sedarplus.ca (Canada) and on the EDGAR section of the SEC website at www.sec.gov (United States) or on the Company's website at www.austin.gold.

Proxies to be used at the Meeting must be deposited with the Company, care of the Company's transfer agent Endeavor Trust Corporation via online at www.eproxy.ca, by email to proxy@endeavortrust.com, by facsimile at 604-559-8908 or by mail to Suite 702, 777 Hornby Street, Vancouver, BC, Canada, V6Z 1S4, no later than 11:30 a.m. (Pacific Time) on May 5, 2025, or no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the date on which the Meeting or any adjournment(s) thereof is held. See also the form of proxy for instructions as to the use of telephone and internet voting.

Non-registered shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.

DATED at Vancouver, BC, Canada, this 19th day of March 2025.

BY ORDER OF THE BOARD

"Dennis Higgs"

Dennis Higgs

President and Director

AUSTIN GOLD CORP.
9th Floor, 1021 West Hastings Street
Vancouver, BC, Canada V6E 0C3
Tel: (604) 644-6579

INFORMATION CIRCULAR

(As at March 19, 2025 except as indicated)

Austin Gold Corp. (the "Company") is providing this information circular (the "Information Circular") and a form of proxy in connection with management's solicitation of proxies for use at the annual general meeting (the "Meeting") of the shareholders of the Company (the "Shareholders") to be held on Wednesday, May 7, 2025 at 11:30 a.m. (Pacific Time) and at any adjournments and postponements thereof. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

All dollar amounts referenced herein are expressed in United States Dollars ("$" or "USD") unless otherwise stated. References to "C$" or "CAD" are to Canadian dollars.

NOTICE-AND-ACCESS

The Company has elected to use the notice-and-access provisions ("Notice-and-Access Provisions") for the Meeting pursuant to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") with respect to the mailing to its non-registered (beneficial) shareholders. The Notice-and-Access Provisions allow the Company to post proxy-related materials both on SEDAR+ and a non-SEDAR+ website, rather than delivering the materials by mail. Shareholders will receive a Notice of Meeting and a form of proxy or voting instruction form and may choose to receive a printed paper copy of the Information Circular.

The Company is not using procedures known as 'stratification' in relation to the Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of the Information Circular to some, but not all, shareholders with the Notice of Meeting.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a Shareholder's behalf in accordance with the instructions given by the Shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or directors of the Company (the "Management Nominees").

A Shareholder has the right to appoint a person other than a Management Nominees, to represent the Shareholder at the Meeting by striking out the names of the Management Nominees and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Shareholder.

VOTING BY PROXY

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Common shares of the Company ("Shares") represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If a Shareholder does not specify a choice and the Shareholder has appointed one of the Management Nominees as proxyholder, the Management Nominees will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

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COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Endeavor Trust Corporation via online at www.eproxy.ca, by email to proxy@endeavortrust.com, by facsimile at 604-559-8908 or by mail to Suite 702, 777 Hornby Street, Vancouver, BC, Canada, V6Z 1S4, no later than 11:30 a.m. (Pacific Time) on May 5, 2025, or no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the date on which the Meeting or any adjournment(s) thereof is held, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered Shareholders or persons they appoint as their proxies are permitted to vote at the Meeting. Registered Shareholders are holders of Shares of the Company whose names appear on the share register of the Company and are not held in the name of a brokerage firm, bank or trust company through which they purchased Shares. Whether or not you are able to attend the Meeting, Shareholders are requested to vote their proxy in accordance with the instructions on the proxy. Most Shareholders are "non-registered" Shareholders ("Non-Registered Shareholders") because the Shares they own are not registered in their names but instead registered in the name of a nominee (a "Nominee") such as a brokerage firm through which they purchased the Shares. The Company's Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an "Intermediary") that the Non-Registered Shareholder deals with in respect of their Shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited or The Depository Trust & Clearing Company) of which the Intermediary is a participant.

Nominees are required to forward the Meeting materials to Non-Registered Shareholders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the Non-Registered Shareholder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your shares are voted at the Meeting.

There are two kinds of beneficial owners: those who object to their name being made known to the issuers of securities which they own (called "OBOs" for Objecting Beneficial Owners) and those who do not object (called "NOBOs" for Non-Objecting Beneficial Owners).

The Company is sending the Meeting materials directly to NOBOs in connection with the Meeting, but rather has distributed copies of the Meeting materials to the Nominees for distribution to NOBOs. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

The Company does not intend to pay for Nominees to deliver the Meeting materials and Form 54-101F7 - Request for Voting Instructions Made by Intermediary to OBOs. As a result, OBOs will not receive the Meeting Materials unless their Nominee assumes the costs of delivery.

REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a Shareholder, his or her attorney authorized in writing or, if the Shareholder is a company, a company under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

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VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue unlimited Shares without par value, of which 13,271,750 Shares are issued and outstanding as at the record date of March 18, 2025 (the "Record Date"). Persons who are registered Shareholders at the close of business on the Record Date will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each Share held.

To the knowledge of the directors and executive officers of the Company, no person beneficially owns, controls or directs, directly or indirectly, voting securities of the Company carrying 10% or more of the voting rights attached to any class of voting securities of the Company, except the following:

Name	No. of Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly	Percentage of Outstanding Shares (1)
Dennis Higgs (2)	2,794,001	21.05%
Darcy Higgs (3)	1,756,667	13.24%

(1) Based on 13,271,750 Shares issued and outstanding as of March 19, 2025.

(2) Dennis Higgs holds 2,736,501 Shares directly and 57,500 Shares indirectly via Ubex Capital Inc.

(3) Darcy Higgs holds 1,666,667 Shares directly and has control or direction over 90,000 Shares via Santorini Investment Corp.

FINANCIAL STATEMENTS AND AUDITORS' REPORT

The audited consolidated financial statements of the Company (the "Financial Statements") for the years ended December 31, 2024, 2023 and 2022, and the auditors' report thereon will be tabled before the Shareholders at the Meeting. The Financial Statements have been approved by the Audit Committee (defined below) and the Board of Directors (the "Board"). The Financial Statements can also be found under the Company's profile on SEDAR+ at www.sedarplus.ca (Canada) and on EDGAR at www.sec.gov (United States) or on the Company's website at www.austin.gold. No vote by the Shareholders is required to be taken with respect to the Financial Statements.

NUMBER OF DIRECTORS

The Board presently consists of seven directors to be elected annually. Two directors have decided to not stand for re-election. Therefore, at the Meeting, it is proposed to have the number of directors elected at five directors to hold office until the next annual general meeting. Shareholder approval will be sought to fix the number of directors of the Company at five.

In the absence of instructions to the contrary, the enclosed proxy will be voted to set the number of directors of the Company at five.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted FOR the nominees herein listed.

The Company has an audit committee (the "Audit Committee"). Members of the Audit Committee are set out below.

Management of the Company proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:

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Name, Province and Country of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Period as a Director of the Company	Number of Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly
Dennis Higgs (5) President and Director BC, Canada	President, Secretary and sole owner of Ubex Capital Inc.; Director of Energy Fuels Inc., June 2015 to present.	April 21, 2020	2,794,001
Barbara Filas (1)(2)(4) Director Colorado, United States	Partner at Filas Engineering and Environmental Services LLC, September 2014 to December 2021; Director of Energy Fuels Inc., March 2018 to present.	August 18, 2020	Nil
Tom Yip (1)(2)(3) Director Colorado, United States

Director of P2 Gold Inc., May 2021 to present; Director of Maritime Resources Corp., July 2021 to present; Director of CopperEx Resources Corp., March 2024 to present; Chief Financial Officer of P2 Gold Inc., December 2020 to June 2021; Executive Vice President and Chief Financial Officer of Pretium Resources Inc., 2015 to October 2020.

		September 3, 2020	Nil
Guillermo Lozano-Chávez (3)(4) Director Texas, United States	Director of Silver Dollar Resources, February 2021 to present; self-employed geological consultant.	October 19, 2020	Nil
Sandra Rose MacKay (1)(2)(3) Director BC, Canada	Global Vice President, Legal for Copperleaf Technologies Inc., 2022 to January 2025; Director of URZ3 Energy Corp., February 2024 to present.	September 19, 2024 August 18, 2020 to February 8, 2022	Nil

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

(3) Member of the Governance and Nominating Committee.

(4) Member of the Environmental, Health, and Safety Committee.

(5) Member of the Corporate Disclosure Committee.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES AND SANCTIONS

To the knowledge of the Company, except as set out below in this Information Circular, no proposed director:

(a) is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director, chief executive officer ("CEO") or chief financial officer ("CFO") of any company (including the Company) that:

(i) was the subject, while the proposed director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or

(b) is, as at the date of this Information Circular, or has been within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

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(c) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e) has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

STATEMENT OF EXECUTIVE COMPENSATION

The following compensation discussion and analysis is intended to provide information about the Company's philosophy, objectives and processes regarding compensation for the executive officers of the Company. It explains how decisions regarding executive compensation are made and the reasoning behind these decisions.

COMPENSATION DISCUSSION AND ANALYSIS

The compensation program is designed to provide competitive levels of compensation. The Company recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each executive to that executive's level of responsibility. In general, the Company's directors and "Named Executive Officers", as defined below under the heading "Statement of Executive Compensation - Summary Compensation Table", may receive compensation that is comprised of three components:

(a) salary, wages or consultant payments ("salary");

(b) equity based awards, including, but not limited to, options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents and other stock-based awards; and

(c) bonuses.

The objectives and reasons for this system of compensation are to allow the Company to remain competitive compared to its peers in attracting experienced personnel.

In late 2023, the Company engaged Lane Caputo Compensation Inc. ("Lane Caputo") for a review of the Company's compensation arrangements for its Named Executive Officers and non-executive directors, and to highlight any changes required to align pay elements and/or strategy with both current market practices and the Company's business strategy. Lane Caputo is an executive compensation consulting firm specializing in executive and board of director compensation reviews, strategic short- and long-term incentive design and executive retention issues, and compensation and executive contract issues surrounding merger and acquisition transactions. For the year ended December 31, 2024, the Company incurred fees of C$32,000 (2023 - nil) for Lane Caputo's services.

Compensation Mix

Currently, the Company compensates its executive officers through base salary, cash bonuses and the award of stock options ("Options") under the Company's stock incentive plan (the "Incentive Plan") at levels which the compensation committee of the Board (the "Compensation Committee") believes are reasonable in light of the performance of the Company under the leadership of the executive officers. The objective of the compensation program is to provide a combination of short- and long-term incentives that reward performance and also are designed to achieve retention of high-quality executives.

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The following table provides an overview of the elements of the Company's compensation program.

Compensation Element	Award Type	Objective	Key Features
Base Salary	Salary	Provides a fixed level of regularly paid cash compensation for performing day-to-day executive level responsibilities.	Recognizes each officer's unique value and historical contribution to the success of the Company in light of salary norms in the industry and the general marketplace.
Annual Short-Term Incentive Plan Cash Bonuses	Annual non-equity incentive plan	Motivates executive officers to achieve key corporate objectives by rewarding the achievement of these objectives.	Discretionary cash payments recommended to the Board by the Compensation Committee based upon contribution to the achievement of corporate objectives and individual performance.
Long-Term Incentives	Option-based and share-based awards

Long-term, equity-based, incentive compensation that rewards long-term performance by allowing executive officers and directors to participate in the long-term appreciation of the Company's Shares. The Compensation Committee believes that the granting of Options and other awards under the Incentive Plan is required in order for the Company to be competitive with its peers from a total remuneration standpoint and to encourage executive officer retention.

Option awards granted as determined by the Board, typically based on recommendations from the Compensation Committee. Options are granted at market price, and historically, either vest immediately or vest over up to 24 months and have a term of five to ten years. The terms of future Option grants and other awards will be determined by the Board.

Assessment of Compensation

Option grants are designed to reward directors and Named Executive Officers for success on a similar basis as the Shareholders, although the level of reward provided by a particular Option grant is dependent upon the volatile stock market.

Any bonuses paid are allocated on an individual basis and are based on review by the Board of the work planned during the year and the work achieved during the year, including work related to mineral exploration, administration, financing, shareholder relations and overall performance. As at the date of this Information Circular, the Company does not have a formal bonus plan. The Company has adopted an Incentive Compensation Clawback Policy (defined below) to allow the Company to claw-back bonuses or any other payments for inappropriate behavior, including financial statement misstatements.

As a junior mineral exploration company, the Company remains at risk of losing qualified personnel to companies with greater financial resources and it attempts to mitigate this risk wherever possible through appropriate written contracts.

Salary: Base salary is intended to compensate core competences in the executive role relative to skills, experience and contribution to the Company. Base salary provides fixed compensation determined by reference to competitive market information. The Compensation Committee believes that salaries should be competitive and, as such, should provide the executive officers with an appropriate compensation that reflects their level of responsibility, industry experience, individual performance and contribution to the growth of the Company. The 2024 base salaries of the Named Executive Officers of the Company disclosed in the "Summary Compensation Table", were established primarily on this basis.

Annual Cash Bonuses: Bonuses are paid at the discretion of the Board on recommendation of the Compensation Committee, based upon the performance of the individual, achievement of corporate objectives and the individual executive's contribution thereto. Bonuses recommended by the Compensation Committee are intended to be competitive with the market while rewarding executive officers for meeting qualitative goals, including delivering near-term financial and operating results, developing long-term growth prospects, improving the efficiency and effectiveness of business operations and building a culture of teamwork focused on creating long-term shareholder value. Consistent with the flexible nature of the annual bonus program, the Compensation Committee does not assign any specific weight to any particular performance goal. The Board can exercise discretion to award compensation absent attainment of a pre-determined performance goal, or to reduce or increase the size of a bonus award.

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To date, the Board has not exercised its discretion to award a bonus absent attainment of applicable performance goals, except for a cash bonus granted in 2022 to certain of its Named Executive Officers upon the Company meeting the objective of closing its initial public offering and listing its Shares on the NYSE American. The Compensation Committee considers not only the Company's performance during the year with respect to the qualitative goals, but also with respect to market and economic trends and forces, extraordinary internal and market-driven events, unanticipated developments and other extenuating circumstances. In sum, the Compensation Committee analyzes the total mix of available information on a qualitative, rather than quantitative, basis in making bonus determinations. Target bonuses for Named Executive Officers may be exceeded if an executive officer is instrumental in the achievement of favourable milestones in addition to pre-determined objectives, and in circumstances where an executive's individual commitment and performance is exceptional.

Long-Term Incentives: The allocation of Options, Stock Appreciation Rights, Restricted Stock and Restricted Stock Units, Dividend Equivalent and Other Stock-Based Awards (as more particularly described in the Incentive Plan and herein collectively referred to as "Compensation Awards") and the terms thereof, are integral components of the compensation package of the executive officers of the Company. The Company's Incentive Plan is in place for the purpose of providing equity-based compensation to its officers, employees and consultants. The Compensation Committee believes that the grant of Compensation Awards to the executive officers serve to motivate achievement of the Company's long-term strategic objectives and the result will benefit all shareholders of the Company. Compensation Awards are awarded to employees of the Company (including the directors and Named Executive Officers) by the Board based in part upon the recommendation of the Compensation Committee, which bases its recommendations in part upon recommendations of the President relative to the level of responsibility and contribution of the individuals toward the Company's goals and objectives.

The vesting terms of Compensation Awards granted to Named Executive Officers are determined by the Board. The Compensation Committee exercises its discretion to adjust the number of Compensation Awards awarded based upon its assessment of individual and corporate performance and the anticipated future hiring requirements of the Company. Also, the Compensation Committee considers the overall number of Compensation Awards that are outstanding relative to the number of outstanding Shares of the Company and the overall number of Compensation Awards held by each individual optionee relative to the number of Compensation Awards that are available under the Incentive Plan in determining whether to make any new grants of Compensation Awards and the size of such grants. The granting of specific Compensation Awards to Named Executive Officers are generally reviewed by the Compensation Committee for recommendation to the Board for final approval.

Compensation Risk Considerations

The Compensation Committee regularly considers the implications of the potential risks associated with the Company's compensation policies and practices. The Compensation Committee has not identified compensation policies or practices that are reasonably likely to have a material adverse effect on the Company.

Stock Incentive Plan

The Incentive Plan, which was approved by the Shareholders on May 10, 2023, is the Company's securities-based compensation plan.

A Summary of the material terms of the Company's Incentive Plan is set out below. Capitalized terms used but not otherwise defined in this summary shall have the meanings ascribed thereto in the Incentive Plan which is accessible under the Company's profile on EDGAR at www.sec.gov (United States).

Purpose

The purpose of the Incentive Plan is to promote the interests of the Company and its shareholders by aiding the Company in attracting and retaining employees, officers, consultants, independent contractors, advisors and non-employee Directors capable of assuring the future success of the Company, to offer such persons incentives to put forth maximum efforts for the success of the Company's business and to compensate such persons through various stock-based arrangements and provide them with opportunities for stock ownership in the Company, thereby aligning the interests of such persons with the Company's shareholders.

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Eligible Persons

Employees, officers, non-employee directors, consultants, independent contractors or advisors providing services to the Company or any Affiliate, or any such person to whom an offer of employment or engagement with the Company or any Affiliate is extended are eligible to participate in the Incentive Plan (the "Eligible Person" and, following the grant of an Award pursuant to the Incentive Plan, the "Participant"). An Eligible Person must be a natural person and may only be granted an Award in connection with the provision of services not related to capital raising or promoting or maintaining a market for the Shares.

Administration of Plan

The Compensation Committee of the Board or any successor committee of the Board designated by the Board is responsible for administering the Incentive Plan.

Shares Issuable Pursuant to the Incentive Plan

(a) Subject to the adjustment provisions set out in the Incentive Plan, the aggregate number of Shares reserved for issuance under the Incentive Plan is 3,827,175 comprised of:

(i) 2,500,000 Shares; plus

(ii) any unused Shares available for Awards under the Prior Stock Plans as of May 10, 2023; plus

(iii) any Shares subject to any outstanding Award under the Prior Stock Plans that, after May 10, 2023, are not purchased or are forfeited, paid in cash or reacquired by the Company, or otherwise not delivered to the Participant due to termination or cancellation of such Award.

(b) The aggregate number of Shares that may be issued under all Awards under the Incentive Plan will be reduced by Shares subject to Awards issued under the Incentive Plan in accordance with the Share counting rules described in Section 4(b) of the Incentive Plan.

Types of Awards

(a) The Compensation Committee has full power and authority to, among other things: (i) designate Participants; (ii) determine the type or types of Awards to be granted to each Participant under the Incentive Plan; (iii) determine the number of Shares to be covered by (or the method by which payments or other rights are to be calculated in connection with) each Award; (iv) determine the terms and conditions of any Award or Award Agreement; and (v) amend the terms and conditions of any Award or Award Agreement.

(b) Options:

(i) The exercise price for any Option granted pursuant to the Incentive Plan will be determined by the Compensation Committee; provided, however that the price will not be less than the Fair Market Value (as defined in the Incentive Plan) of a Share prevailing on the date the Option is granted. Options shall be exercisable over a period of up to ten years, as determined by the Compensation Committee.

(ii) The Compensation Committee will determine the time or times at which an Option may be exercised within the Option term, either in whole or in part, and the method of exercise, except that any exercise price tendered shall be in either cash, Shares having a Fair Market Value on the exercise date equal to the applicable exercise price or a combination thereof, as determined by the Compensation Committee.

(iii) Additional provisions apply to the grant of Options which are intended to qualify as "Incentive Stock Options", being Options that are intended to meet the requirements of Section 422 of the United States Internal Revenue Code of 1986 (the "Code"), or any successor provision. The Incentive Plan provides that up to 2,500,000 Shares reserved under the New Stock Inventive Plan may be issued as Incentive Stock Options. To the extent that the aggregate Fair Market Value (determined at the time of grant) of the Shares with respect to which Incentive Stock Options are exercisable for the first time by any Participant during any calendar year (under all plans of the Company and any Affiliates) exceeds $100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Non-Qualified Stock Options. All Incentive Stock Options must be granted within ten years from the earlier of the date on which the Incentive Plan was adopted by the Board or the date the Incentive Plan was approved by the shareholders of the Company and, subject to certain exceptions, unless sooner exercised, all Incentive Stock Options shall expire and no longer be exercisable no later than 10 years after the date of grant.

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(c) Stock Appreciation Rights

(i) The holder of a Stock Appreciation Right granted under the Incentive Plan is eligible, upon exercise, to receive the excess of (i) the Fair Market Value of one Share on the date of exercise over (ii) the grant price of the Stock Appreciation Right as specified by the Compensation Committee, which price shall not be less than the Fair Market Value of one Share on the date of grant of the Stock Appreciation Right.

(d) Restricted Stock and Restricted Stock Units

(i) Shares of Restricted Stock and Restricted Stock Units shall be subject to such restrictions as the Compensation Committee may impose (including, without limitation, any limitation on the right to vote a Share of Restricted Stock or the right to receive any dividend or other right or property with respect thereto), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise as the Compensation Committee may deem appropriate.

(ii) The vesting of a Restricted Stock or a Restricted Stock Unit may, at the Compensation Committee's discretion, be conditioned upon the Participant's completion of a specified period of service with the Company or an Affiliate, or upon the achievement of one or more performance goals established by the Compensation Committee, or upon any combination of service-based and performance-based conditions.

(e) Dividend Equivalents

(i) Participants granted Dividend Equivalents shall be entitled to receive payments (in cash, Shares, other securities, other Awards or other property as determined in the discretion of the Compensation Committee) equivalent to the amount of cash dividends paid by the Company to holders of Shares with respect to a number of Shares determined by the Compensation Committee.

(ii) The Compensation Committee may not grant Dividend Equivalents to Eligible Persons in connection with grants of Options, Stock Appreciation Rights or other Awards, the value of which is based solely on an increase in the value of the Shares after the grant of such Award.

(f) The Compensation Committee may further grant Other Stock-Based Awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Shares (including, without limitation, securities convertible into Shares), as are deemed by the Compensation Committee to be consistent with the purpose of the Incentive Plan. The Compensation Committee shall determine the terms and conditions of such Awards, subject to the terms of the Incentive Plan and any applicable Award Agreement. No Other Stock-Based Awards may contain a purchase right or an Option-like exercise feature.

Limits on Transfer of Awards

(a) No Award (other than fully vested and unrestricted Shares issued pursuant to any Award) and no right under any such Award shall be transferable by a Participant other than by will or by the laws of descent and distribution, and no Award (other than fully vested and unrestricted Shares issued pursuant to any Award) or right under any such Award may be pledged, alienated, attached or otherwise encumbered, and any purported pledge, alienation, attachment or encumbrance thereof shall be void and unenforceable against the Company or any Affiliate.

(b) The Compensation Committee has the discretion to permit the transfer of Awards; provided, however, that such transfers shall be in accordance with the rules of Form S-8 (e.g., limited to immediate family members of Participants, trusts and partnerships established for the primary benefit of such family members or to charitable organizations); and provided, further, that such transfers shall not be made for consideration to the Participant.

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Amending the Incentive Plan

The Board may amend, alter, suspend, discontinue or terminate the Incentive Plan at any time; provided, however, that, notwithstanding any other provision of the Incentive Plan or any Award Agreement, prior approval of the shareholders of the Company shall be required for any amendment to the Incentive Plan that:

(a) requires shareholder approval under federal, state or provincial securities laws, or the rules or regulations of the SEC, the NYSE American or any other securities exchange, in each case, that are applicable to the Company;

(b) increases the number of Shares authorized under the Incentive Plan as specified in Section 4(a) of the Incentive Plan;

(c) increases the value contained in Section 4(d) of the Incentive Plan;

(d) permits repricing of Options or Stock Appreciation Rights, which is currently prohibited by Section 6(f)(v) of the Incentive Plan;

(e) permits the award of Options or Stock Appreciation Rights at a price less than the Fair Market Value of a Share on the date of grant of such Option or Stock Appreciation Right, contrary to the provisions of Sections 6(a)(i) and 6(b) of the Incentive Plan; and

(f) increases the maximum term permitted for Options and Stock Appreciation Rights as specified in Sections 6(a)(ii) and 6(b) of the Incentive Plan.

Clawback

All Awards under the Incentive Plan shall be subject to recovery or other penalties pursuant to (i) any Company clawback policy (refer to the Incentive Compensation Clawback Policy section of this Information Circular), as may be adopted or amended from time to time, or (ii) any applicable law, rule or regulation or applicable stock exchange rule, including, without limitation, Section 304 of the Sarbanes Oxley Act of 2002, Section 954 of the Dodd Frank Wall Street Reform and Consumer Protection Act and any applicable stock exchange listing rule adopted pursuant thereto.

Compensation Governance

The Board has established a Compensation Committee, which is comprised entirely of independent directors. The current members of the Compensation Committee are: Sandra MacKay (Chair), Barbara Filas and Tom Yip. Each of the Compensation Committee members has served for several years in either a senior management capacity, or as a director and compensation committee member of an issuer, at which they would have had direct responsibility for reviewing performance of direct reports, hiring, setting of performance goals and objectives and setting salaries.

The mandate of the Compensation Committee is to carry out the responsibilities delegated by the Board relating to the review and determination of a compensation plan that is both motivational and competitive for executive officers and other members of senior management so that it will attract, hold and inspire performance of executive officers and other members of senior management of a quality and nature that will enhance the reputation, sustainability and growth of the Company.

The Compensation Committee has adopted a written charter, pursuant to which its responsibilities include, among other things:

Compensation

  Consider annually the compensation philosophy and guidelines for the Company. This shall include:
  reviewing and recommending for approval by the Board the compensation philosophy and structure, including the Company's short-term and long-term incentive plans and benefits, for the CEO of the Company and the other officers reporting to the CEO;
  establishing the appropriate methodology to determine compensation and the compensation amounts being cash, non-cash and/or equity related for the Company's Executive Management;

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  establishing peer groups of comparable companies and targeting competitive positioning for the Company's compensation programs; and
  considering the implications of the potential risks associated with the Company's compensation policies and programs.
  Lead the annual CEO review/evaluation process and recommend CEO compensation to the Board for approval and report the results of the process to the Board. The CEO cannot be present during any voting or deliberations by the Committee on his or her compensation.
  In consultation with the CEO, review the CEO's assessment of Non-CEO Executive Management and fix the compensation of each member of Executive Management for recommendation to the Board for approval.
  In consultation with the CEO, review and make recommendations to the Board for its approval on:
  all matters concerning incentive awards, compensation performance targets, perquisites and other remuneration matters with respect to Executive Management;
  benefit plans applicable to Executive Management including levels and types of benefits; and
  any stock option plan, restricted share plan, performance share plan or other similar equity-based plan and the granting/awarding of any amounts under such plans.
  Review and recommend for approval any agreements providing for the payment of benefits following a change of control of the Company or severance of Executive Management following a termination of employment.
  Annually review the Directors' compensation program and make any recommendations to the Board for approval.

Human Resources

  In consultation with the CEO, develop the Company's human resources strategy that supports its business strategy;
  Review the human resources organizational structure and report any significant organizational changes to the Board;
  At least once annually, together with the CEO, review and approve or determine, succession plans for the executive officers other than the CEO, including specific plans and career planning for potential successors;
  Review and recommend to the Board any proposed appointment of any person as an officer of the Company, and to the extent necessary, collaborate with the Governance and Nominating Committee of the Board in the confirmation of the corporate and executive officers of the Company annually;
  Review and approve any agreements between the Company and senior management employees, other than the CEO, that address terms of employment, responsibilities, compensation, retirement, termination or other special conditions;
  Review and recommend to the Board for approval any agreement between the Company and the CEO that addresses terms of employment, responsibilities, compensation, retirement, termination or other special conditions;
  Monitor strategic labour and social issues, such as inclusion, diversity, employment opportunity and employment assistance programs; and
  Review and monitor the Company's practices for supporting diversity in the workplace, as well as making recommendations to the Board on matters relating to corporate diversity.

Disclosure Obligations

  Review executive compensation disclosure before the Company publicly discloses such information;
  Report annually to the Company's shareholders, through the Company's annual report on Form 20-F (or Form 10-K, as the case may be) or Schedule 14A proxy statement, as applicable, on the Company's approach to compensation.

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Incentive Compensation Clawback Policy

The Company has adopted an incentive compensation recovery policy effective November 8, 2023 (the "Incentive Compensation Clawback Policy"), which was subsequently reviewed and approved by the Compensation Committee of the Board of Directors on February 25, 2025, as required by NYSE American listing rules and pursuant to Rule 10D-1 of the Exchange Act. At no time during or after the fiscal year ended December 31, 2024 (as of the date of this Information Circular), was the Company required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Incentive Compensation Clawback Policy and, as of December 31, 2024, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Incentive Compensation Clawback Policy to a prior restatement.

SUMMARY COMPENSATION TABLE

The following table (presented in accordance with National Instrument Form 51-102F6 Statement of Executive Compensation) sets forth all annual and long-term compensation for services in all capacities to the Company for the three most recently completed financial years of the Company in respect of the following individuals (each, a "Named Executive Officer" or "NEO"):

(a) each individual who acted as CEO or CFO for all or any portion of the most recently completed financial year,

(b) each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, (other than the CEO and the CFO), whose total compensation was, individually, more than $150,000 for the most recently completed financial year, and

(c) any individual who would have satisfied these criteria but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Share Based Awards ($)		Non-Equity Incentive Plan Compensation		Pension Value ($)	All Other Comp- ensation(3) ($)	Total Comp- ensation ($)
				Option- Based Awards (1) ($)	Annual Incentive Plans (2) ($)	Long-Term Incentive Plans ($)
Dennis Higgs (4)(5) President and Director	2024	267,366	Nil	Nil	Nil	Nil	Nil	Nil	267,366
	2023	255,607	Nil	455,367 (11)	Nil	Nil	Nil	Nil	710,974
	2022	107,585	Nil	34,406 (10)	192,116	Nil	Nil	Nil	334,107
Grant Bond (6)(7) CFO	2024	67,072	Nil	Nil	Nil	Nil	Nil	Nil	67,072
	2023	69,806	Nil	182,147 (11)	Nil	Nil	Nil	Nil	251,953
	2022	21,149	Nil	90,830 (10)	Nil	Nil	Nil	Nil	111,979
Darcy Higgs (8) Vice President ("VP") Business Development	2024	179,636	Nil	Nil	Nil	Nil	Nil	Nil	179,636
	2023	173,939	Nil	204,783 (11)	Nil	Nil	Nil	Nil	378,722
	2022	80,689	Nil	34,406(10)	115,269	Nil	Nil	Nil	230,364
Robert Hatch (9) VP Exploration	2024	180,000	Nil	Nil	Nil	Nil	Nil	Nil	180,000
	2023	45,000	Nil	182,147 (11)	Nil	Nil	Nil	Nil	227,147
	2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

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(1) Represents Options to purchase Shares of the Company, with each Option upon exercise entitling the holder to acquire one Share. Fair value is calculated using the Black-Scholes option pricing model. This value is the same as the fair value established in accordance with IFRS Accounting Standards and was determined using various assumptions including share price volatility on the grant date, the expected life of the option, an assumption that no dividends are to be paid and a risk-free interest rate determined by the Bank of Canada or United States Department of the Treasury for the grant date.

(2) Annual short-term incentive plan ("STIP") cash bonus earned by each NEO in the respective year.

(3) This amount includes medical and health benefits, health care spending account, life insurance, accidental death and dismemberment.

(4) Dennis Higgs was appointed the President and Director of the Company on April 21, 2020.

(5) Dennis Higgs did not receive compensation for his service as a director of the Company.

(6) Grant Bond was appointed as CFO of the Company on October 1, 2022.

(7) The Company does not compensate Grant Bond directly; however, Grant Bond receives remuneration as an officer of P2 Gold Inc. ("P2 Gold"), a portion of which is charged to the Company by P2 Gold pursuant to the Financial Services Agreement between the Company and P2 Gold.

(8) Darcy Higgs resigned as Corporate Secretary and was appointed as VP Business Development on August 9, 2023.

(9) Robert Hatch was appointed as VP Exploration on October 2, 2023.

(10) On October 27, 2022, the Company awarded options to the NEOs at an exercise price of $0.9161 per share, expiring on October 27, 2027. These options have a grant date fair value of $0.8257, calculated using the Black-Scholes option pricing model with a per share exercise price of $0.9161, expected life of five years and volatility of 143.2%.

(11) On October 2, 2023, the Company awarded options to the NEOs at an exercise price of $0.7671, expiring on October 2, 2028. These options have a grant date fair value of $0.6764, calculated using the Black-Scholes option pricing model with a per share exercise price of $0.7671, expected life of five years and volatility of 134.29%. The Company also awarded additional options to the NEOs on November 9, 2023, with an exercise price of $0.7671 per share, expiring on November 9, 2028. These options have a grant date fair value of $0.5725, calculated using the Black-Scholes option pricing model with a per share exercise price of $0.7671, expected life of five years and volatility of 132.62%.

Narrative Discussion

As of the date of this Information Circular, the Company has the following employment agreements and arrangements:

(a) Employment agreement with Dennis Higgs for his services in the role of President with an annual salary of C$360,000.

(b) Employment agreement with Darcy Higgs for his services in the role of VP Business Development with an annual salary of C$240,000.

(c) Consulting arrangement with Volcanic Gold & Silver LLC, a private company wholly owned by Robert Hatch for his services in the role of VP Exploration for a fee of $15,000 per month.

(d) Financial services agreement with P2 Gold for the services of Grant Bond in his role as CFO for a fee of C$7,760 per month.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards - Named Executive Officers

The following table sets forth information with respect to all outstanding Options granted under the Incentive Plan to the Named Executive Officers, as at December 31, 2024.

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	Option-Based Awards				Share-based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (US$)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Dennis Higgs President and Director	33,333 (2) 41,667 (3) 250,000 (4) 500,000 (4)	2.08 0.92 0.77 0.77	December 2, 2030 October 27, 2027 October 2, 2028 November 9, 2028	Nil 14,121 121,975 243,950	N/A	N/A	N/A
Grant Bond CFO	110,000 (3) 100,000 (4) 200,000 (4)	0.92 0.77 0.77	October 27, 2027 October 2, 2028 November 9, 2028	37,279 48,790 97,580	N/A	N/A	N/A
Darcy Higgs VP Business Development	33,333 (2) 41,667 (3) 125,000 (4) 210,000 (4)	2.08 0.92 0.77 0.77	December 2, 2030 October 27, 2027 October 2, 2028 November 9, 2028	Nil 14,121 60,988 102,459	N/A	N/A	N/A
Robert Hatch VP Exploration	33,333 (2) 76,667 (3) 100,000 (4) 200,000 (4)	2.08 0.92 0.77 0.77	December 2, 2030 October 27, 2027 October 2, 2028 November 9, 2028	Nil 25,982 48,790 97,580	N/A	N/A	N/A

(1) Calculated based on the difference between the market price of the Company's shares on the NYSE American on December 31, 2024 ($1.255) and the exercise price of the options.

(2) These Options have a term of ten years and vested immediately upon grant.

(3) These Options have a term of five years from the grant date, exercisable at a price per Share that is equal to the closing price of the Shares on the NYSE American on the grant date, in accordance with the Incentive Plan, and vest in four instalments, with 25% vesting on the grant date, 25% vesting on the date that is six months after the grant date, 25% vesting on the date that is 12 months after the grant date and 25% vesting on the date that is 18 months after the grant date.

(4) These Options have a term of five years from the grant date, exercisable at a price per Share that is equal to the closing price of the Shares on the NYSE American on the grant date, in accordance with the Incentive Plan, and vest in four instalments, with 25% vesting on the date that is six months after the grant date, 25% vesting on the date that is 12 months after the grant date, 25% vesting on the date that is 18 months after the grant date and 25% vesting on the date that is 24 months after the grant date.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth information in respect of the value of awards under the Incentive Plan to the Named Executive Officers of the Company that vested during the period ending December 31, 2024 and bonuses awarded to Named Executive Officers, for the financial year ending December 31, 2024.

			Non-Equity Incentive Plan
	Option-Based Awards -	Share-Based Awards -	Compensation-
Name	Value Vested During Year (1)	Value Vested During Year	Value Earned During Year(2)
	($)	($)	($)
Dennis Higgs President and Director	$319,361	N/A	Nil
Grant Bond CFO	$126,902	N/A	Nil
Darcy Higgs VP Business Development	$139,193	N/A	Nil
Robert Hatch VP Exploration	$127,203	N/A	Nil

(1) Aggregate dollar value that would have been realized if the Options had been exercised on their vesting date and assuming the NEO had the entire vested amount available for exercise.

(2) Annual cash bonus earned by each NEO in 2024.

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Narrative Discussion

For a summary of the significant terms of the Company's Incentive Plan, refer to the "Compensation Discussion and Analysis - Stock Incentive Plan" section in this Information Circular.

PENSION PLAN BENEFITS

The Company does not have and does not anticipate having any deferred compensation plan or pension plan that provides for payments or benefits at, following or in connection with retirement.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Termination and Change of Control Table

The following table sets forth information with respect to the estimated aggregate dollar amount to which each current Named Executive Officer would have been entitled if the event resulting in termination of employment occurred on December 31, 2024.

		Incremental Entitlements(1)
Name and Title	Termination Event	Base Salary or Consulting Rate(2)	Average Annual STIP	Value of Option- Based Awards	Total
Dennis Higgs, President and Director	Without cause or for good reason	$500,382	$500,382	$380,046(3)	$1,380,810
	Without cause or for good reason within 12 months following a change of control	$500,382	$500,382	$380,046(3)	$1,380,810
Grant Bond, CFO	Without cause or for good reason	Nil	Nil	$110,464(4)	$110,464
	Without cause or for good reason within 12 months following a change of control	Nil	Nil	$110,464(4)	$110,464
Darcy Higgs, VP Business Development	Without cause or for good reason	$333,588	$333,588	$177,568(3)	$844,744
	Without cause or for good reason within 12 months following a change of control	$333,588	$333,588	$177,568(3)	$844,744
Robert Hatch, VP Exploration	Without cause or for good reason	Nil	Nil	$99,167(4)	$99,167
	Without cause or for good reason within 12 months following a change of control	Nil	Nil	$99,167(4)	$99,167

(1) Assumes that there is no salary or accrued vacation owing at the date of termination, and that all expenses to the date of termination have been reimbursed.

(2) Amounts are translated from CAD into USD using the spot rate of US$1.00: C$1.4389 at December 31, 2024.

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(3) Assumes the vesting of all outstanding options in accordance with the employment agreements (refer to the "Employment, Consulting and Management Agreements" section in this Information Circular) and is calculated based on the difference between the market price of the Company's shares on the NYSE American on December 31, 2024 ($1.255) and the exercise price of each option.

(4) Calculation includes only vested options as at December 31, 2024 and is calculated based on the difference between the market price of the Company's shares on the NYSE American on December 31, 2024 ($1.255) and the exercise price of each option.

Employment, Consulting and Management Agreements

As of the fiscal year ended December 31, 2024, other than as described below, the Company does not have any contract, agreement, plan or arrangement that provides for payments to the Named Executive Officers at, following, or in connection with any termination (whether voluntary, involuntary or constructive) resignation, retirement, a change in control of the Company or a change in a director or Named Executive Officer's responsibilities.

Dennis L. Higgs

Dennis L. Higgs ("DLH") is being compensated pursuant to an employment agreement dated June 1, 2024 (the "DLH Employment Agreement"). Pursuant to the DLH Employment Agreement, DLH is to serve as the President of the Company subject to certain termination rights on the part of the Company and DLH. The DLH Employment Agreement provides that the Company may terminate the employment of DLH without notice or any payment in lieu thereof in the event of an event or events giving rise to dismissal for just cause.

The DLH Employment Agreement provides that upon termination without just cause by the Company (as defined in the DLH Employment Agreement), DLH will be entitled to a separation package from the Company (the "DLH Separation Package"). The DLH Employment Agreement defines the DLH Separation Package as a lump sum payment equal to 24 months of base salary; and twice the annual performance bonus earned by DLH in the year immediately preceding termination, it being understood that if such termination occurs prior to the completion of a year and the earning of a performance bonus, the average performance bonus calculation will use a performance bonus equal to 100% of base salary. As part of the DLH Separation Package, DLH shall also be provided with a continuation of certain employment related benefits, if previously made available by the Company to DLH, for the duration of the DLH Separate Package period. If the Company terminates DLH's employment without just cause, any outstanding unvested equity incentive awards (including options, RSUs, PSUs and SARs), shall become 100% vested on DLH's last day of employment. In the case of options, SARs and other equity compensation exercisable at the discretion of DLH, they shall be exercisable by DLH until the expiry of the options and SARs in accordance with their terms of grant. Pursuant to the DLH Employment Agreement, the Company may terminate DLH's employment at any time, without just cause and without prior notice, by providing DLH with the DLH Separation Package.

The DLH Employment Agreement provides that upon termination without just cause or for good reason following a Change of Control (as defined in the DLH Employment Agreement), DLH will be entitled to a separation package from the Company (the "DLH Change of Control Package"). The DLH Employment Agreement defines the DLH Change of Control Package as a lump sum payment equal to 24 months of base salary; and twice the annual performance bonus earned by DLH in the year immediately preceding termination, it being understood that if such termination occurs prior to the completion of a year and the earning of a performance bonus, the average performance bonus calculation will use a performance bonus equal to 100% of base salary. As part of the DLH Change of Control Package, DLH shall also be provided with a continuation of certain employment related benefits, if previously made available by the Company to DLH, for the duration of the DLH Change of Control Package period.

In the event that a Change of Control occurs and the acquiring company does not exchange the options and SARs for the acquiring company's stock options or SARs without a material financial loss to DLH, any outstanding unvested options and SARs granted to DLH under the Incentive Plan shall become 100% vested on the DLH's last day of employment and shall be exercisable by DLH until the expiry of the options and SARs in accordance with their terms of grant. Any outstanding unvested RSUs, PSUs or other equity compensation granted to DLH shall become 100% vested on the date the Change of Control occurs and be paid out within five days after such date.

Darcy A. Higgs

Darcy A. Higgs ("DAH") is being compensated pursuant to an employment agreement dated June 1, 2024 (the "DAH Employment Agreement"). Pursuant to the DAH Employment Agreement, DAH is to serve as the VP Business Development for the Company subject to certain termination rights on the part of the Company and DAH. The DAH Employment Agreement provides that the Company may terminate the employment of DAH without notice or any payment in lieu thereof in the event of an event or events giving rise to dismissal for just cause.

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The DAH Employment Agreement provides that upon termination without just cause by the Company (as defined in the DAH Employment Agreement), DAH will be entitled to a separation package from the Company (the "DAH Separation Package"). The DAH Employment Agreement defines the DAH Separation Package as a lump sum payment equal to 24 months of base salary; and twice the annual performance bonus earned by DAH in the year immediately preceding termination, it being understood that if such termination occurs prior to the completion of a year and the earning of a performance bonus, the average performance bonus calculation will use a performance bonus equal to 100% of base salary. As part of the DAH Separation Package, DAH shall also be provided with a continuation of certain employment related benefits, if previously made available by the Company to DAH, for the duration of the DAH Separate Package period. If the Company terminates DAH's employment without just cause, any outstanding unvested equity incentive awards (including options, RSUs, PSUs and SARs), shall become 100% vested on DAH's last day of employment. In the case of options, SARs and other equity compensation exercisable at the discretion of DAH, they shall be exercisable by DAH until the expiry of the options and SARs in accordance with their terms of grant. Pursuant to the DAH Employment Agreement, the Company may terminate DAH's employment at any time, without just cause and without prior notice, by providing DAH with the DAH Separation Package.

The DAH Employment Agreement provides that upon termination without just cause or for good reason following a Change of Control (as defined in the DAH Employment Agreement), DAH will be entitled to a separation package from the Company (the "DAH Change of Control Package"). The DAH Employment Agreement defines the DAH Change of Control Package as a lump sum payment equal to 24 months of base salary; and twice the annual performance bonus earned by DAH in the year immediately preceding termination, it being understood that if such termination occurs prior to the completion of a year and the earning of a performance bonus, the average performance bonus calculation will use a performance bonus equal to 100% of base salary. As part of the DAH Change of Control Package, DAH shall also be provided with a continuation of certain employment related benefits, if previously made available by the Company to DAH, for the duration of the DAH Change of Control Package period.

In the event that a Change of Control occurs and the acquiring company does not exchange the options and SARs for the acquiring company's stock options or SARs without a material financial loss to DAH, any outstanding unvested options and SARs granted to DAH under the Incentive Plan shall become 100% vested on DAH's last day of employment and shall be exercisable by DAH until the expiry of the options and SARs in accordance with their terms of grant. Any outstanding unvested RSUs, PSUs or other equity compensation granted to DAH shall become 100% vested on the date the Change of Control occurs and be paid out within five days after such date.

Grant Bond

The Company has entered into a financial services agreement with P2 Gold dated March 1, 2023 (which replaced the services agreement dated October 1, 2022) pursuant to which Grant Bond is to serve as Chief Financial Officer of the Company (the "Financial Services Agreement"). The Financial Services Agreement provides that the Company may terminate the Financial Services Agreement at any time by giving P2 Gold 30-days prior written notice of such termination. P2 Gold may also terminate the Financial Services Agreement at any time by giving the Company 90-days prior written notice of such termination. Following the giving by P2 Gold or the Company of written notice of termination, P2 Gold shall cooperate and work with the Company to provide for an orderly and timely transition to the Company's successor financial services provider.

Robert Hatch

The Company has a consulting agreement with Volcanic Gold & Silver LLC, a private company wholly owned by Robert Hatch, for his services in the role of VP Exploration for a fee of $15,000 per month. There is no separation package upon termination from the Company.

DIRECTOR COMPENSATION

Director Compensation Table

The following table sets forth the compensation paid to the directors who are not also Named Executive Officers for the Company's most recently completed financial year:

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Director Name	Year	Fees Earned(1)	Share- Based Awards	Option- Based Awards(1)	Non-Equity Incentive Plan Compensation(2)	Pension Value	All Other Compensation(3)	Total
		($)	($)	($)	($)	($)	($)	($)
Joseph Ovsenek (4) Chair and Director	2024 2023 2022	Nil Nil Nil	Nil Nil Nil	Nil 84,555 (11) 34,406 (12)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 84,555 34,406
Barbara Filas (5) Director	2024 2023 2022	18,000 18,000 10,936	Nil Nil Nil	Nil 60,880 (11) 22,020 (12)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	18,000 78,880 32,956
Kenneth McNaughton (6) Director	2024 2023 2022	Nil Nil Nil	Nil Nil Nil	Nil 84,555 (11) 34,406 (12)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 84,555 34,406
Guillermo Lozano-Chavez (7) Director	2024 2023 2022	18,000 18,000 10,936	Nil Nil Nil	Nil 60,880 (11) 22,020 (12)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	18,000 78,880 32,956
Tom Yip (8) Director	2024 2023 2022	18,000 18,000 10,936	Nil Nil Nil	Nil 60,880 (11) 22,020 (12)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	18,000 78,880 32,956
Sandra MacKay (9) Director	2024 2023 2022	5,100 N/A N/A	Nil Nil Nil	170,709 (13) N/A N/A	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	175,809 N/A N/A
Benjamin Leboe (10) Former Director	2024 2023 2022	13,500 18,000 10,936	Nil Nil Nil	Nil 60,880 (11) 22,020 (12)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	13,500 78,880 32,956

(1) Fair value is calculated using the Black-Scholes option pricing model. This value is the same as the fair value established in accordance with IFRS Accounting Standards and was determined using various assumptions including share price volatility on the grant date, the expected life of the option, an assumption that no dividends are to be paid and a risk-free interest rate determined by the Bank of Canada or United States Department of the Treasury for the grant date.

(2) STIP cash bonus earned by each director in the respective year.

(3) This amount includes medical and health benefits, health care spending account, life insurance and accidental death and dismemberment.

(4) Joseph Ovsenek was appointed as a director of the Company on April 21, 2020.

(5) Barbara Filas was appointed as a director of the Company on August 18, 2020.

(6) Kenneth McNaughton was appointed as a director of the Company on April 21, 2020.

(7) Guillermo Lozano-Chavez was appointed as a director of the Company on October 19, 2020.

(8) Tom Yip was appointed as a director of the Company on September 3, 2020.

(9) Sandra MacKay was appointed as a director of the Company on September 19, 2024.

(10) Benjamin Leboe was appointed as a director of the Company on August 18, 2020. He passed away on September 20, 2024.

(11) On October 2, 2023, the Company awarded options to the directors at an exercise price of $0.7671 per share, expiring on October 2, 2028. These options have a grant date fair value of $0.6764, calculated using the Black-Scholes option pricing model with a per share exercise price of $0.7671, expected life of five years and volatility of 134.29%.

(12) On October 27, 2022, the Company awarded options to the directors at an exercise price of $0.9161 per share, expiring on October 27, 2027. These options have a grant date fair value of $0.8257, calculated using the Black-Scholes option pricing model with a per share exercise price of $0.9161, expected life of five years and volatility of 143.2%.

(13) On September 19, 2024, the Company awarded options to Ms. MacKay at an exercise price of $1.00 per share, expiring on September 19, 2029. These options have a grant date fair value of $0.8535, calculated using the Black-Scholes option pricing model with a per share exercise price of $1.0000, expected life of five years and volatility of 125.7%.

Narrative Discussion

The Company does not have a formal director compensation policy in place. The Company compensates the independent directors at a rate of $1,500 per month for their services, which include attending Board meetings and serving on the various committees of the Company. Any additional compensation paid to the directors of the Company, who are not Named Executive Officers, is subject to the Board's discretion. The award of Options to the independent directors is discretionary and not pursuant to a set director compensation policy. There are no matters discussed in the compensation discussion and analysis section that do not apply to directors in the same way that they apply to Named Executive Officers such as practices for granting Option-based awards.

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Outstanding Share-Based Awards and Option-Based Awards - Directors

The following table sets forth information with respect to all outstanding share-based and option-based awards to directors who are not Named Executive Officers as at December 31, 2024.

	Option-Based Awards				Share-based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Joseph Ovsenek Chair and Director	33,333 (2) 41,667 (3) 125,000 (4)	2.27 0.92 0.77	December 2, 2030 October 27, 2027 October 2, 2028	Nil 14,121 60,988	N/A	N/A	N/A
Barbara Filas Director	83,333 (2) 26,667 (3) 90,000 (4)	2.27 0.92 0.77	December 2, 2030 October 27, 2027 October 2, 2028	Nil 9,037 43,911	N/A	N/A	N/A
Kenneth McNaughton Director	33,333 (2) 41,667 (3) 125,000 (4)	2.27 0.92 0.77	December 2, 2030 October 27, 2027 October 2, 2028	Nil 14,121 60,988	N/A	N/A	N/A
Guillermo Lozano-Chavez Director	83,333 (2) 26,667 (3) 90,000 (4)	2.27 0.92 0.77	December 2, 2030 October 27, 2027 October 2, 2028	Nil 9,037 43,911	N/A	N/A	N/A
Tom Yip Director	83,333 (2) 26,667 (3) 90,000 (4)	2.27 0.92 0.77	December 2, 2030 October 27, 2027 October 2, 2028	Nil 9,037 43,911	N/A	N/A	N/A
Sandra MacKay Director	200,000 (4)	1.00	September 19, 2029	51,000	N/A	N/A	N/A
Benjamin Leboe Former Director	83,333 (2) 26,667 (3) 90,000 (4)	2.27 0.92 0.77	December 2, 2030 October 27, 2027 October 2, 2028	Nil 9,037 43,911	N/A	N/A	N/A

(1) Calculated based on the difference between the market price of the Company's shares on the NYSE American on December 31, 2024 ($1.255) and the exercise price of the options.

(2) These Options have a term of ten years and vested immediately upon grant.

(3) These Options to have a term of five years from the grant date, exercisable at a price per Share that is equal to the closing price of the Shares on the NYSE American on the grant date, in accordance with the Incentive Plan, and vest in four instalments, with 25% vesting on the grant date of the Options, 25% vesting on the date that is six months after the grant date, 25% vesting on the date that is 12 months after the grant date and 25% vesting on the date that is 18 months after the grant date.

(4) These Options have a term of five years from the grant date, exercisable at a price per Share that is equal to the closing price of the Shares on the NYSE American on the grant date, in accordance with the Incentive Plan, and vest in four instalments, with 25% vesting on the date that is six months after the grant date, 25% vesting on the date that is 12 months after the grant date, 25% vesting on the date that is 18 months after the grant date and 25% vesting on the date that is 24 months after the grant date.

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Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth information in respect of the value of awards under the Incentive Plan to directors who are not Named Executive Officers that vested during the period ending December 31, 2024 and bonuses awarded to directors who are not Named Executive Officers, for the financial year ending December 31, 2024.

			Non-Equity Incentive Plan
	Option-Based Awards -	Share-Based Awards -	Compensation-
Name	Value Vested During Year(1)	Value Vested During Year	Value Earned During Year
	($)	($)	($)
Joseph Ovsenek Chair and Director	$32,618	N/A	Nil
Barbara Filas Director	$23,515	N/A	Nil
Kenneth McNaughton Director	$32,618	N/A	Nil
Guillermo Lozano-Chavez Director	$23,515	N/A	Nil
Tom Yip Director	$23,515	N/A	Nil
Sandra MacKay Director	Nil	N/A	Nil
Benjamin Leboe Former Director	$23,515	N/A	Nil

(1) Aggregate dollar value that would have been realized if the Options had been exercised on their vesting date and assuming the director had the entire vested amount available for exercise.

Narrative Discussion

For a summary of the significant terms of the Company's Incentive Plan, see disclosure under the heading "Compensation Discussion and Analysis - Stock Incentive Plan."

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2024.

EQUITY COMPENSATION PLAN INFORMATION

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (1)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	3,621,666	$1.01	205,509
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	3,621,666	$1.01	205,509

(1) Options issued pursuant to the Company's current Incentive Plan.

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INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof, none of the directors, executive officers or employees of the Company or former directors, executive officers or employees of the Company or its subsidiaries had any indebtedness outstanding to the Company or any of the subsidiaries as at the date hereof and no indebtedness of these individuals to another entity is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of the subsidiaries as at the date hereof. Additionally, no individual who is, or at any time during the Company's last financial year was, a director or executive officer of the Company, proposed management nominee for director of the Company or associate of any such director, executive officer or proposed nominee is as at the date hereof, or at any time since the beginning of the Company's last financial year has been, indebted to the Company or any of its subsidiaries or to another entity where the indebtedness to such other entity is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, including indebtedness for security purchase or any other programs.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No Informed Person (as defined in National Instrument 51-102 Continuous Disclosure Obligations) or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or its subsidiaries.

APPOINTMENT OF AUDITORS

At the Meeting, Shareholders will be asked to pass an ordinary resolution to appoint Manning Elliott LLP, as auditors of the Company and to authorize the directors of the Company to fix the remuneration to be to be paid to the auditors. An ordinary resolution needs to be passed by a simple majority of the votes cast by the Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

Management of the Company recommends that Shareholders vote FOR the appointment of Manning Elliott LLP, as the Company's auditors and authorize the directors of the Company to fix the remuneration to be paid to the auditors.

Unless you give other instructions, the persons named in the enclosed form of proxy intend to vote FOR the appointment of Manning Elliott LLP, as the Company's auditors and authorize the directors of the Company to fix the remuneration to be paid to the auditors.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the directors or executive officers of the Company.

AUDIT COMMITTEE

Under National Instrument 52-110 Audit Committees ("NI 52-110"), a reporting issuer is required to provide disclosure annually with respect to its audit committee, including the text of its audit committee charter, information regarding the composition of its audit committee, and information regarding fees paid to its external auditor. The Company provides the following disclosure with respect to its Audit Committee.

AUDIT COMMITTEE CHARTER

The Audit Committee Charter sets out the Audit Committee's responsibilities and authority, procedures governing meetings, qualifications for membership and particulars governing the role of the chair of the Audit Committee. A copy of the Audit Committee Charter is attached as "Schedule A" hereto.

COMPOSITION OF AUDIT COMMITTEE

As at the date of this Information Circular, the following individuals are the current members of the Audit Committee and will hold office until the next annual general meeting of shareholders of the Company:

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Tom Yip (Chair)	Independent(1)	Financially Literate(1)
Barbara Filas	Independent(1)	Financially Literate(1)
Sandra MacKay	Independent(1)	Financially Literate(1)

(1) For the purposes of the requirements established by NI 52-110 applicable to reporting issuers.

The members of the Audit Committee are elected by the Board at its first meeting following each annual shareholders' meeting to serve one-year terms and are permitted to serve an unlimited number of consecutive terms.

RELEVANT EDUCATION AND EXPERIENCE

Each member of the Company's Audit Committee has adequate education and experience that is relevant to their performance as an Audit Committee member and, in particular, the requisite education and experience that have provided the member with:

(a) an understanding of the accounting principles used by the Company to prepare its financial statements and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

(b) the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and provisions;

(c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements or experience actively supervising individuals engaged in such activities; and

(d) an understanding of internal controls and procedures for financial reporting.

Tom Yip - Mr. Yip has over 30 years of financial management experience in the mining industry for exploration and development companies and producers. He was Executive Vice President and CFO for Pretium Resources Inc, after being a member of its Board of Directors (2011-2020) and CFO for Silver Standard Resources Inc. (now SSR Mining Inc.), serving as a key member of the leadership team when each company transitioned from exploration and development to production. He began his mining career at Echo Bay Mines Ltd. where he served as its CFO before the company merged with Kinross Gold Corporation in 2003. Mr. Yip is a Chartered Professional Accountant (CPA, CA) and holds a Bachelor of Commerce degree in Business Administration from the University of Alberta.

Barbara Filas - Ms. Filas is internationally recognized in the mining sector in the disciplines of management, environmental and social responsibility, and sustainability. She has hands-on experience at operating gold and coal mining and processing facilities; executive experience in consulting, public companies, and non-profits; and project experience on six continents. She was the first female President of the Society for Mining, Metallurgy and Exploration Inc. in 2005, the world's largest mining technical society, and currently volunteers as the Nominations Chair and Chair of the Board of Governors for the National Mining Hall of Fame and Museum. Ms. Filas is a graduate of the University of Arizona and is a licensed professional Mining Engineer and Qualified Person. She currently serves on the Board of Energy Fuels Inc. (NYSE American: UUUU; TSX: EFR).

Sandra MacKay - Ms. MacKay brings over 30 years of corporate commercial legal experience to the Company. She has acted as a board member and been an advisor on governance and legal matters to the boards of several public companies. Ms. MacKay was Global Vice President, Legal for Copperleaf Technologies Inc. ("Copperleaf"), a global supplier of AI-empowered asset investment planning software; Copperleaf was recently acquired in an acquisition valued at $1 billion.

Previously, she was Senior Vice President, Legal of Uranerz Energy Corporation, a leading integrated producer of uranium in the United States, and Vice President, Legal of Chemetics Inc., an international engineering technology company. She held senior legal counsel positions with QLT Inc., a dual-listed biotechnology company, and Chevron Canada Limited. Ms. MacKay has a wealth of legal experience including securities law, employment law, and intellectual property law matters. She holds a Juris Doctor from the University of British Columbia and is a member of the Law Society of British Columbia.

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AUDIT COMMITTEE OVERSIGHT

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

RELIANCE ON CERTAIN EXEMPTIONS

Since the commencement of the Company's most recently completed financial year, it has not relied on an exemption, in whole or in part, granted under Part 8 of NI 52-110.

PRE-APPROVAL POLICIES AND PROCEDURES

As part of the Company's corporate governance practices and in accordance with the Charter of the Audit Committee, the Audit Committee reviews and pre-approves all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

(a) the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of fees paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

(b) such services were not recognized by the Company at the time of the engagement to be non-audit services; and/or

(c) such services are promptly brought to the attention of the Audit Committee by the Company and approved: (a) prior to the completion of the audit by the Audit Committee or (b) by of the Chair of the Audit Committee, who is a member of the Board, to whom authority has been delegated by the Audit Committee to grant such approvals.

The objective of this policy is to specify the scope of services permitted to be performed by the Company's auditors and to ensure that the independence of the Company's auditors is not compromised through engaging them for other services. The Audit Committee has concluded that all services performed by the Company's auditors comply with the foregoing policies, and professional standards and securities regulations governing auditor independence. The CFO of the Company shall maintain a record of non-audit services approved by the Audit Committee for each financial year and shall provide a report to the Audit Committee no less frequently than on a quarterly basis.

EXTERNAL AUDITORS SERVICE FEES (BY CATEGORY)

In connection with the Company's last three fiscal year ends, the Company incurred audit fees as set out in the table below. In the table, "audit fees" are fees billed by the Company's external auditor for services provided in auditing the Company's annual financial statements. "Audit-related fees" are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company's financial statements. "Tax fees" are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. "All other fees" are fees billed by the auditor for products and services not included in the foregoing categories. All amounts in the table are expressed in Canadian dollars.

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)	Total
December 31, 2024	C$80,000	C$49,500	C$4,000	C$9,498	C$142,998
December 31, 2023	C$90,000	C$33,000	C$7,090	C$15,550	C$145,640
December 31, 2022	C$36,750	C$36,100	C$6,800	C$12,528	C$92,178

(1) "Audit Fees" include the aggregate professional fees paid to the external auditors for the audit of the annual financial statements, MD&A and other annual regulatory audits and filings.

(2) "Audit Related Fees" includes the aggregate fees paid to the external auditors for services related to the audit services, including reviewing quarterly financial statements and MD&A thereon and conferring with the Board and Audit Committee regarding financial reporting and accounting standards.

(3) "Tax Fees" include the aggregate fees paid to external auditors for tax compliance, tax advice, tax planning and advisory services, including timely preparation of tax returns.

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(4) "All Other Fees" include fees other than "Audit fees", "Audit related fees" and "Tax fees" above, which include consent procedures on our Form 20-F, Form S-1, Form S-8 and Canadian Public Accountability Board ("CPAB").

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders and takes into account the role of the individual members of management who are appointed by the Board and who are charged with day-to-day management of the Company.

National Policy 58-201 - Corporate Governance Guidelines (the "Guidelines") establishes corporate governance guidelines to be used by issuers in developing their own corporate governance practices. The Board is committed to ensuring that the Company has an effective corporate governance system, which adds value and assists the Company in achieving its objectives.

BOARD OF DIRECTORS

The Board, at present, is composed of seven directors, one of whom is an executive officer of the Company, another two of whom previously served as executive officers, and four of whom are considered to be "independent", as that term is defined in applicable securities legislation. Two non-independent directors have decided to not stand for re-election. The Board evaluates the independence of each nominee for election as a director of the Company in accordance with the listing rules of the NYSE American set forth in the NYSE American Company Guide. Pursuant to these rules, a majority of the Board must be "independent directors" within the meaning of the NYSE American Company Guide, and all directors who sit on the Audit Committee, Governance and Nominating Committee and Compensation Committee must also be independent directors. The NYSE American definition of "independence" includes a series of objective tests, such as the director or director nominee is not, and was not during the last three years, an employee of the Company or its subsidiaries and has not received certain payments from, or engaged in, various types of business dealings with the Company. In addition, as further required by the NYSE American, the Board has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of the Board, would interfere with such individual's exercise of independent judgment in carrying out his or her responsibilities as a director. In making these determinations, the Board reviewed and discussed information provided by the directors with regard to each director's business and personal activities as they may relate to the Company and its management.

As a result, the Board has affirmatively determined that each of Barbara Filas, Tom Yip, Guillermo Lozano-Chávez and Sandra MacKay are independent in accordance with the NYSE American listing rules. Dennis Higgs, by reason of being the President of the Company, is not considered independent. The Board has also affirmatively determined that all members of the Audit Committee, Governance and Nominating Committee and Compensation Committee are independent directors. The determination of independence made by the Board in respect of each director aligns with applicable Canadian securities laws.

DIRECTORSHIPS

The following table sets out information regarding other directorships presently held by nominated directors of the Company with other reporting issuers (or the equivalent) in Canada or any foreign jurisdiction:

Name of Director	Name of Other Reporting Issuer	Exchange
Dennis Higgs	Energy Fuels Inc.	NYSE American, TSX
Barbara Filas	Energy Fuels Inc.	NYSE American, TSX
Guillermo Lozano-Chávez	Silver Dollar Resources Inc.	CSE, OTCQX
Tom Yip	P2 Gold Inc. Maritime Resources Corp. CopperEx Resources Corp.	TSX.V TSX.V TSX.V
Sandra MacKay	URZ3 Energy Corp.	TSX.V

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ORIENTATION AND CONTINUING EDUCATION

The Company has not yet developed an official orientation or training program for new directors. As required, new directors have the opportunity to become familiar with the Company by meeting with the other directors, officers and employees. Orientation activities are tailored to the particular needs and experience of each director and the overall requirements of the Board.

ETHICAL BUSINESS CONDUCT

The Board monitors the ethical conduct of the Company and ensures that it complies with the applicable legal and regulatory requirements of relevant securities commissions and stock exchanges. The Company has a Code of Business Conduct and Ethics for members of the Board, which can be found on the Company's website at www.austin.gold. Among the purposes of the Code of Business Conduct and Ethics are to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; to promote avoidance of conflicts of interest, including disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict; and to provide guidance to employees, officers and directors to help them recognize and deal with ethical issues.

In general, the Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law, as well as the restrictions placed by applicable corporate legislation on the individual director's participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

NOMINATION OF DIRECTORS

The Board has established a Governance and Nominating Committee that is comprised entirely of independent directors; the Governance and Nominating Committee is charged with the responsibility of identifying new candidates for Board nomination, among other things. Refer to the "Corporate Governance Disclosure - Governance and Nominating Committee" section of this Information Circular for more information.

DIRECTOR TERM LIMITS

The Company has not adopted term limits for the directors of the Board as term limits could result in the loss of directors who have been able to develop, over a period of time, significant insight into the Company and its operations and an institutional memory that benefits the Board as well as the Company and its stakeholders.

RETIREMENT POLICY

The Company does not currently have a retirement policy requiring its directors to retire at a certain age.

COMPENSATION COMMITTEE

The Board has also established a Compensation Committee, which is comprised entirely of independent directors. The current members of the Compensation Committee are: Sandra MacKay (Chair), Barbara Filas and Tom Yip. Each of the Compensation Committee members has served for several years in either a senior management capacity, or as a director and compensation committee member of an issuer, at which they would have had direct responsibility for reviewing performance of direct reports, hiring, setting of performance goals and objectives and setting salaries. Refer to the "Compensation Discussion and Analysis - Compensation Governance" section of this Information Circular for more information on the Compensation Committee and its role with the Company.

GOVERNANCE AND NOMINATING COMMITTEE

The Board has established a governance and nominating committee (the "Governance and Nominating Committee") that is comprised entirely of independent directors; this committee is charged with the responsibility of identifying new candidates for Board nomination, among other things. The current members of the Governance and Nominating Committee are: Guillermo Lozano-Chávez (Chair), Tom Yip and Sandra MacKay. While a formal process has not yet been developed, it is expected that Board candidates will be identified through industry contacts and search firms.

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The mandate of the Governance and Nominating Committee is to provide a focus on governance that will enhance the Company's performance, to assess and make recommendations regarding the Board's effectiveness and to establish and lead the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for directors.

The responsibilities and powers of the Governance and Nominating Committee are set out in its written charter, and include, among other things:

Board and Directors

  Oversee the annual review of the Board, and its committees' and individual directors' performances to ensure the effective functioning of the Board.
  Annually review the Board's relationship with management to ensure the Board is able to, and in fact does, function independently of management.
  Develop, and annually update and recommend to the Board for approval, a long-term plan for Board composition that takes into consideration, among other matters, the following:
  the independence of each Director;
  the competencies and skills the Board, as a whole, should possess;
  the current strengths, skills and experience represented by each Director, as they affect Board dynamics;
  retirement dates;
  the appropriate size of the Board, with a view to facilitating effective decision-making; and
  the diversity of the Board.
  Develop recommendations regarding the essential and desired experience and skills for potential directors, taking into consideration the Board's short-term needs and long-term succession plans.
  Develop and implement a process to handle any nominees for director who are recommended by security holders.
  In conjunction with the Board Chair and the CEO, identify, screen and recommend to the Board nominees for election to the Board, considering what competencies and skills each nominee will bring to the Board, their past business experience, their integrity, their industry knowledge, their ability to contribute to the success of the Company, their past experience as directors or management, their expected contribution to achieving an overall Board which can function as a high performance team with sound judgment and proven leadership, as well as whether or not they can devote sufficient time and resources to their duties as a Board member, their contribution to the diversity of the Board, and any other factors as may be considered appropriate.
  In conjunction with the Board Chair and the CEO, assess the needs of the Board in terms of the frequency and location of Board and committee meetings, meeting agendas, discussion papers, reports and information, and the conduct of meetings and make recommendations to the Board as required.
  In conjunction with the Board Chair and the CEO, recommend committee members and committee chair appointments to the Board for approval and review the need for, and the performance and suitability of, those committees and make recommendations as required.
  Review, monitor and make recommendations to the Board regarding the orientation and education of Directors.
  Under the authority of the Board, the Committee shall, with respect to Boards of directors of unrelated corporations which operate for profit and which compensate members of their Boards and/or significant commitments with respect to non‐profit organizations:
  review a limit on the number of such Boards on which individual members of Executive Management may participate; and

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  receive notice of proposed membership by a member of Executive Management and, upon consultation with the CEO, have a right to object to such membership.
  Review the Board's needs for formal Board, committee and individual Director evaluation processes; and develop and implement appropriate processes.
  Review and approve the request of an individual Director to engage independent counsel in appropriate circumstances, at the Company's expense.
  Annually review the Company's directors' and officers' third-party liability insurance to ensure adequacy of coverage.

Corporate Governance

  Review annually, for Board approval, the Company's policies and procedures and the charters, mandates, and roles, as the case may be, for the Board, the Board Chair, the CEO, and the committees of the Board.
  Annually compare the Company's corporate governance practices against those recommended or required by any applicable regulator or stock exchange. Ensure the Company meets all requirements, and where the Company's practices differ from recommended practices, recommend to the Board whether this situation continues to be in the best interests of the Company.
  Recommend to the Board any reports on corporate governance that may be required or considered advisable.
  At the request of the Board, undertake such other corporate governance initiatives as may be necessary or desirable to contribute to the success of the Company.

ASSESSMENTS

The Board and each individual director are regularly assessed regarding their effectiveness and contribution. The assessment considers:

(a) in the case of the Board, its mandate and charter; and

(b) in the case of an individual director, the applicable position description(s), if any, as well as the competencies and skills each individual director is expected to possess.

ENVIRONMENTAL, HEALTH & SAFETY COMMITTEE

The Company has established an environmental, health, and safety committee (the "Environmental, Health, and Safety Committee"), which is currently comprised of Barbara Filas (Chair), Guillermo Lozano-Chávez, and Kenneth McNaughton. Kenneth McNaughton has decided to not stand for re-election.

The Environmental, Health, and Safety Committee has adopted a written charter, pursuant to which its responsibilities include, among other things:

  Review periodically the health, safety, environmental and social responsibility policies of the Company and recommend to the Board any improvements to such policies that the Committee considers necessary or valuable.
  Monitor the health, safety, environmental and social responsibility policies and activities of the Company to ensure that the Company is in compliance with applicable laws.
  Review quarterly reports by management on health, safety, environmental and social responsibility issues.
  Review all updates, notices or significant events in respect of health, safety, environmental and social matters that the executive team provides to the Chair of the Committee.

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  Encourage, assist, support and counsel management in developing short and long term policies, procedures and standards to ensure that the principles set out in the health, safety, environmental and social responsibility policies are being adhered to and achieved.
  Review periodically health, safety, environmental and social responsibility compliance issues and incidents to determine whether the Company is taking appropriate action in respect of those matters and whether the Company has been appropriately diligent in carrying out its responsibilities and activities in that regard.
  Review results of health, safety, environmental and social responsibility programs and ensure that risks and impacts are identified and that sufficient resources are allocated to address the identified risks and impacts.
  Make periodic visits, as individual members or as the Committee, to corporate locations in order to become familiar with the nature of the operations, and to review relevant objectives, procedures and performance with respect to health, safety, environmental and social responsibility performance.
  Report regularly to the Board on matters pertinent to the Company and the Committee, including:
  following meetings of the Committee;
  with respect to those matters that are relevant to the Committee's and the Company's discharge of its health, safety, environmental and social responsibilities; and
  with respect to those recommendations that the Committee may deem appropriate or required. The report to the Board may take the form of an oral or written report by the Chair of the Committee or any other member of the Committee designated by the Committee to make such report.
  Perform a review and evaluation, at least annually, of the performance of the Committee and its members, including a review of the compliance of the Committee with this Charter. In addition, the Committee shall review and reassess annually the adequacy of this Charter and recommend to the Board any improvements to this Charter that the Committee considers necessary or valuable. The Committee shall conduct such evaluations and reviews in the manner it deems appropriate.
  The Committee shall have access to such officers, employees, independent consultants and advisors of the Company, and to such information with respect to the Company as it considers necessary in order to perform its duties and responsibilities. The Committee shall have sole authority to retain, terminate and pay reasonable compensation to any outside advisor that the Committee determines necessary to permit the Committee to carry out its duties.

The Company recognizes that its success is tied to the health, safety and sustainability of the communities in which the Company operates and acknowledges that the Company and its personnel have a shared responsibility in working with the communities in which the Company operates.

COMMUNICATIONS AND CORPORATE DISCLOSURE POLICY

The Company has established a corporate disclosure committee (the "Corporate Disclosure Committee"), which is currently comprised of Dennis Higgs, Robert Hatch, Darcy Higgs and Grant Bond.

The Corporate Disclosure Committee has adopted a Communications and Corporate Disclosure Policy, pursuant to which the Corporate Disclosure Committee has as its responsibilities, among other things:

(a) ensure appropriate systems, processes and controls for disclosure are in place;

(b) ensure the proper and timely completion and filing of technical reports, if necessary;

(c) review all news releases and Core Disclosure Documents (as defined in the policy) to ensure that they are accurate and complete in all respects prior to their release or filing;

(d) review and update the Corporate Disclosure Policy as needed, to ensure compliance with changing regulatory requirements, subject to approval by the Board of Directors; and

(e) Report to the Board of Directors.

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DIVERSITY POLICY

The Company and the Board value the benefits that diversity can bring and seek to maintain a management team and Board comprised of talented and dedicated officers and directors with a diverse mix of experience, skills and backgrounds collectively reflecting the strategic needs of the business and the nature of the environment in which the Company operates. To this end, the Company has adopted a Diversity Policy.

In identifying qualified candidates for executive positions and nomination to the Board, the Board, the Governance and Nominating Committee and the President will consider prospective candidates based on merit, having regard to those competencies, skills, backgrounds and other qualities identified from time to time by the Board, the Governance and Nominating Committee and the President as being important in fostering a diverse and inclusive culture which solicits multiple perspectives and views and is free of conscious or unconscious bias and discrimination.

The Board, the Governance and Nominating Committee and the President must give due consideration to characteristics, such as gender, age, ethnicity, disability, sexual orientation and geographic representation, which contribute to management and Board diversity. The Board, the Governance and Nominating Committee and the President may, in addition to conducting its own search, engage qualified independent advisors to assist in identifying prospective diverse executive and director candidates that meet the selection criteria established by the Board, the Governance and Nominating Committee and the President and that support its diversity objectives. In implementing its responsibilities under the Diversity Policy, the Board, the Governance and Nominating Committee and the President will take into account the Board's diversity objectives and the diverse nature of the business environment in which the Company operates, as well as the need to maintain flexibility to effectively address succession planning and to ensure that the Company continues to attract and retain highly qualified individuals to serve on the Board and as executive officers.

The Governance and Nominating Committee will report and make recommendations to the Board regarding any changes required to Board composition or to the Board recruitment process to achieve the diversity goals outlined in this diversity policy. The President will report and make recommendations to the Board regarding any changes required to executive officer composition or to the Company's recruitment process to achieve the diversity goals of the Company.

INFORMATION TECHNOLOGY POLICY

The Company has established an Information Technology ("IT") Policy which outlines the standards employees must observe when using the Company's IT systems, the circumstances in which the Company will monitor their use, and actions that may be taken when this policy is breached.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under our profile on SEDAR+ at www.sedarplus.ca (Canada) and on EDGAR at www.sec.gov (United States) or on the Company's website at www.austin.gold. Shareholders may contact the Company at its office at 9th Floor, 1021 West Hastings Street, Vancouver, BC, Canada V6E 0C3, to request copies of the Financial Statements and the related MD&A. Financial information is provided in the Financial Statements and MD&A for its most recently completed financial year and comparative periods, which are available under our profile on SEDAR+ at www.sedarplus.ca (Canada) and on EDGAR at www.sec.gov (United States) or on the Company's website at www.austin.gold.

OTHER MATTERS

Other than the above, management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters that are not known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

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APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each Shareholder entitled thereto and to the appropriate regulatory agencies has been authorized by the Board.

Dated at Vancouver, BC, Canada as of this 19th day of March 2025.

ON BEHALF OF THE BOARD OF DIRECTORS OF

AUSTIN GOLD CORP.

"Dennis Higgs"

Dennis Higgs

President and Director

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Schedule "A"

AUSTIN GOLD CORP.

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

1. Mandate

The primary function of the Audit Committee (the "Committee") is to assist the Board of Directors (the "Board") in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the senior management of Austin Gold Corp. (the "Company") to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting, and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

  Serve as an independent and objective party to oversee the Company's accounting and financial reporting processes and internal control system;
  Review the Company's financial statements and management's discussion and analysis ("MD&A");
  Oversee the audit of the Company's financial statements;
  Oversee the Company's compliance with legal and regulatory requirements as they relate to accounting and financial controls and anti-corruption and bribery issues;
  Oversee, review and appraise the independence and the performance of the Company's external auditors; and
  Provide an open avenue of communication among the Company's auditors, senior management and the Board.

2. Composition and Operation

The Committee shall be comprised of three or more directors as determined by the Board. Each of these directors shall be "independent" as required by the applicable rules of the Company's regulators, including Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules of the NYSE American LLC, including Sections 803A and 803B(2) of the NYSE American LLC Company Guide and such other requirements of the NYSE American Company Guide as may become applicable in the future and the rules of any other stock exchanges on which the Company is listed. No member of the Committee is permitted to have participated in the preparation of the financial statements of the Company or any current subsidiary at any time during the past three years.

All members of the Committee shall be, in the determination of the Board, "financially literate", as that term is defined by Section 803B(2) of the NYSE American LLC Company Guide, as amended from time to time. Each member of the Committee shall be able to read and understand fundamental financial statements, including the Company's statement of financial position, statement of loss and comprehensive loss and statement of cash flows. At least one member of the Committee must be "financially sophisticated," as that term is defined in Section 803B(2) of the NYSE American LLC Company Guide, and must be an "audit committee financial expert" as defined in Item 407(d)(5)(ii) and (iii) of Regulation S-K of the Exchange Act.

The Committee members shall be appointed by the Board annually and the Board may at any time remove or replace any member of the Committee and may fill any vacancy with another Board member, as required.

The Board shall appoint a chair (the "Chair") from among the Committee members. If the Chair is not present at any meeting of the Committee, one of the other Committee members present at the meeting shall be chosen by the Committee to preside as the chairperson at the meeting.

The Committee shall meet at least quarterly, or more frequently as circumstances dictate. As part of its role to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

A majority of members shall constitute a quorum for meetings of the Committee, present in person or via telephone or via other telecommunication device that permits all persons participating in the meeting to speak and hear one another.

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The Committee shall fix its own procedures for meetings, keep records of its proceedings, and report to the Board routinely.

The Committee shall hold in-camera sessions at each meeting, during which the members of the Committee shall meet in the absence of management.

The Committee may act by unanimous written consent of its members. A resolution approved in writing by the members of the Committee shall be valid and effective as if it had been passed at a duly called meeting.

No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present, or by a unanimous written consent.

Members shall be provided with a minimum of 48 hours' notice of meetings. The notice period may be waived by a quorum of the Committee.

3. Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

  Review this Charter annually, and recommend to the Board any necessary amendments;
  Review the Code of Business Conduct and Ethics annually, and recommend to the Board any necessary amendments;
  Review the Communications and Corporate Disclosure Policy annually, and recommend to the Board any necessary amendments;
  Review and recommend to the Board for approval the audited annual financial statements, with the report of the external auditor, and corresponding MD&A prior to public dissemination and filing with securities regulatory authorities;
  Review and approve, or recommend to the Board for approval, the quarterly financial statements of the Company and corresponding MD&A prior to public dissemination and filing with securities regulatory authorities;
  Review any other financial disclosure documents that contain material financial information about the Company requiring approval by the Board prior to public dissemination and/or filing with any governmental and/or regulatory authority, including, but not limited to press releases, annual reports, annual information forms, and prospectuses or registration statements; and
  Review the Company's disclosure in the Management Information Circular including Committee's composition and responsibilities and how they are discharged.

External Auditors

"External auditor" as used here shall mean any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. Each such external auditor shall report directly to the Committee. With respect to the external auditor, the Committee shall:

  Review annually the performance of the external auditors who shall be ultimately accountable to the Board and the Committee as representatives of the shareholders of the Company;
  Make recommendations to the Board with respect to the compensation of the external auditor, assess whether fees and any other compensation to be paid to the external auditor for audit or non-audit services are appropriate to enable an audit to be conducted and to maintain the independence of the external auditor;
  Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with The Public Company Accounting Oversight Board Rule 3526;
  Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors;
  Take, or recommend that the full Board take, appropriate action to oversee the independence of the external auditors;
  Recommend to the Board the appointment, retention and replacement of the external auditors nominated annually for shareholder approval;

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  Oversee the work of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting;
  At each year-end audit meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements;
  Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company;
  Review with management and the external auditors the audit plan for the year-end financial statements;
  Review with management and the external auditor any correspondence with securities regulators or other regulatory or government agencies which raise material issues regarding the Company's financial reporting or accounting policies; and
  Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:
    the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of fees paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;
    such services were not recognized by the Company at the time of the engagement to be non-audit services; and/or such services are promptly brought to the attention of the Committee by the Company and approved: (a) prior to the completion of the audit by the Committee or (b) by the Chair of the Committee, who is a member of the Board, to whom authority has been delegated by the Committee to grant such approvals.

The CFO of the Company shall maintain a record of non-audit services approved by the Audit Committee for each financial year and shall provide a report to the Audit Committee no less frequently than on a quarterly basis.

Financial Reporting Processes

  In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external;
  Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting;
  Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management;
  Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments;
  Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;
  Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements. Where there are significant unsettled issues, the Committee shall ensure that there is an agreed course of action for the resolution of such matters;
  Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented;
  Establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;
  Review the certification process;
  Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;
  Carry out a review designed to ensure that an effective "whistle blowing" procedure exists to permit stakeholders to express any concerns regarding accounting, internal controls, auditing matters or financial matters to an appropriately independent individual; and
  Review any related-party transactions.

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Ethical and Legal Compliance and Risk Management

  Review the integrity of the Chief Executive Officer ("CEO") and other senior management and ensure that the CEO and other senior management strive to create a culture of integrity throughout the Company;
  Review the adequacy, appropriateness and effectiveness of the Company's policies and business practices which impact on the financial integrity of the Company, including those relating to insurance, accounting, information services and systems, financial controls and management reporting; and
  In conjunction with any other committee designated by the Board from time to time, review major financial, audit and accounting related risks and the policies, guidelines and mechanisms that management has put in place to govern the process of monitoring, controlling and reporting such risks.

Anti-Bribery and Anti-Corruption

  Review the principal anti-bribery and anti-corruption risks in the Company's business activities and provide oversight of appropriate systems to manage such risk as applicable to the Company;
  Review and monitor the anti-bribery and anti-corruption policies and activities of the Company on behalf of the Board to ensure compliance with applicable laws, legislation and policies as they relate to anti-corruption and anti-bribery issues; and
  In the event of the occurrence of a corruption or bribery incident, receive and review, without delay, a report from management detailing the nature of the incident. Such report is to be made to the Committee in its entirety, and the Committee will immediately inform the Board at large, which will review the incident and determine the Company's disclosure obligations, if any.

4. Authority

The Committee:

  Has the authority to communicate directly with officers and employees of the Company, its auditors, and legal counsel and to provide such information respecting the Company as it considers necessary or advisable in order to perform its duties and responsibilities.
  This extends to requiring the external auditor to report directly to the Committee;
  Has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and the Committee will set the compensation for such advisors; and
  Shall be provided appropriate funding from the Company, as determined by the Committee for payment of compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services for the Company, to any advisors employed by the Committee, and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

The Committee shall also have such other powers and duties as delegated to it by the Board.

5. Accountability

The Committee Chair has the responsibility to report to the Board, as requested, on accounting and financial matters relative to the Company.

The Committee shall report its discussions to the Board by maintaining minutes of its meetings and providing an oral report at the next Board meeting.

Last reviewed and approved by the Audit Committee on February 25, 2025

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